Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

		Year ended December 31,
		2011		2010	2009	2008	2007
		(millions of euros)
Earnings
Profit (loss) before tax from continuing operations		(2,624)		4,132	3,339	2,894	4,120
Fixed charges		2,098		2,189	2,177	2,361	2,432
Amortization of capitalized interest and issue debt discounts or premiums		—		—	—	—	—
Dividends from associates and joint ventures accounted for using the equity method		—		1	20	54	50
Share of losses of associates and joint ventures accounted for using the equity method		41		18	11	14	2
Capitalized interest for the applicable period		—		—	—	—	—
Share of earnings of associates and joint ventures accounted for using the equity method		(2)		(117)	(80)	(79)	(89)

	(A)	(487)		6,223	5,467	5,258	6,528
Fixed charges
Interest expenses (both expensed and capitalized)		2,053		2,145	2,129	2,333	2,416
Issue costs and any original issue debt discounts or premiums		—		—	7	7	7
Estimated interest within rental expense for operating leases		45		44	41	35	22

	(B)	2,098		2,189	2,177	2,375	2,445
Ratio of Earnings to fixed charges (A/B)		(0.23	)(1)	2.84	2.51	2.21	2.67

(1)	Due to the loss in 2011, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of 2,585 million euros to achieve a coverage of 1:1 in 2011.